                   (CANWEST GLOBAL COMMUNICATIONS CORP. LOGO)

                                  NEWS RELEASE

For Immediate Release
July 6, 2006

             CANWEST GLOBAL COMMUNICATIONS CORP. REPORTS Q3 RESULTS

WINNIPEG - CanWest Global Communications Corp. today reported its financial results for the third quarter and nine months ended May 31, 2006. The Company reported consolidated net earnings of $13 million or $0.07 per share for the quarter compared to consolidated net earnings of $53 million or $0.30 per share, for the third quarter of fiscal 2005.

The Company's consolidated revenues for the quarter declined by 9% to $731 million from $799 million for the same period last year. Consolidated EBITDA(1) for the third quarter was $116 million compared to $194 million for the third quarter of F2005. During the quarter, the Company announced that it has entered into an agreement for the sale of its 45% interest in TV3 Ireland. Accordingly, results of TV3 Ireland for the current and comparable periods in the prior year are excluded from consolidated revenue and consolidated EBITDA and are reported as results from discontinued operations, together with the results of Fireworks Entertainment, the sale of which was completed in September, 2005.

Commenting on the results, Leonard Asper, CanWest's President and Chief Executive Officer, said, "A number of factors contributed to the disappointing operating results in the quarter. Conventional television in Canada remains a challenge. In Australia and New Zealand, a cyclical correction in advertising markets affected financial results, as did currency translation when local currency results were translated into Canadian dollars. The stronger Canadian dollar reduced EBITDA by approximately 5% or $6 million compared to the same period last year. A slowdown in national advertising, which we believe to be short-term, and weakness in print classifieds affected our publishing results during the quarter. Cost reduction initiatives and an expected return to normal revenue growth should support stronger publishing margins going forward."

Third quarter revenues of $323 million at the Company's Publishing and Interactive operations were essentially unchanged from the same quarter of F2005. The earlier positive momentum in national advertising stalled in the quarter as a result of a significant slowdown in spending by the telecommunications and financial services sectors. Publishing and Interactive EBITDA was $66 million for the quarter compared to $75 million for the same quarter one year ago. Financial results at the National Post remained stable for the quarter with revenues and operating costs essentially unchanged compared to the same quarter last year.

Revenues from Canadian Broadcasting operations declined by 6% for the quarter to $188 million compared to the third quarter of F2005, a reflection of weaker television ratings in the prior year and the impact of the return of NHL hockey carried on CBC. Canadian

Broadcasting EBITDA declined to $24 million for the quarter compared to $57 million last year, mainly due to ratings-driven investments in new programming. Global's launch of its fall schedule was well-received and should contribute to stronger revenues going forward. Global's prime time schedule will include returning hit shows such as House, Prison Break, Simpsons, Family Guy and ET Canada plus a number of promising new U.S, programs. Global's digital specialty television services continued to generate new subscribers, topping 5 million for the first time in May.

Following several years of significant growth, the cyclical correction in the Australian television advertising market continued in the third quarter. Third quarter revenues declined 24% at TEN to $149 million, from $194 million last year, while EBITDA was $21 million for the quarter compared to $53 million last year. Currency translation was a significant factor in the decline with the Canadian dollar up 12% against the Australian currency compared to one year ago. TEN continues to gain audience share and to maintain a solid lead in its target demographic of 16-39 year olds, with less than two ratings points separating all three Australian commercial TV networks in the larger 16-54 demographic.

Financial results in New Zealand were also affected by weaker advertising markets and a 20% exchange rate decline compared to last year, resulting in stable revenues and increased EBITDA in local currency terms being more than offset by the negative impact of currency translation.

NINE MONTHS ENDED MAY 31, 2006

For the nine month period, the Company recorded consolidated net earnings of $24 million or $0.13 per share, compared to consolidated net earnings of $116 million or $0.66 per share for the first nine months of 2005. Excluding the effects of non-recurring charges related to the income trust IPO in the first quarter, and the early retirement of certain debt obligations and the settlement of interest rate and cross currency swaps, earnings from continuing operations for the nine months ended May 31, 2006 would have been approximately $87 million or $0.49 per share, compared to $183 million or $1.03 per share in the same period last year.

For the nine month period ended May 31, 2006, the Company recorded consolidated revenues of $2,225 million, a decline of 5% compared to consolidated revenues of $2,341 million for the first nine months of the prior year. Consolidated EBITDA for the first nine months of fiscal 2006 was $430 million compared to $625 million for the same period last year. A substantial component of the EBITDA decline in the year to date is attributable to the disappointing financial results from Canadian and Australian conventional television and the negative impact of less favourable currency translation rates from Australia and New Zealand. Currency changes have reduced EBITDA by approximately 5% or $20 million for the first nine months of the current fiscal year.

HIGHLIGHTS OF THE THIRD QUARTER INCLUDE THE FOLLOWING:

     - CanWest announced in April, the completion of the acquisition of four Turkish radio stations Super FM, Metro FM, Joy FM and Joy Turk FM. With two national stations and two stations in Istanbul the Company is well positioned to implement an integrated radio strategy in Turkey drawing on the extensive radio experience of its New Zealand and Canadian radio operations. CanWest's new investment in Turkish radio is reflected for the first time in the third quarter results reporting an EBITDA contribution of $1.4 million for the six-week period since acquisition.

     - CanWest received distributions from the CanWest MediaWorks Income Fund of $37 million for the third quarter and $96 million for the nine months ended May 31, 2006.

     - The TEN Group pty Limited (TEN) declared a dividend in June that will result in aggregate dividend and interest distributions of A$39.2 million being paid to CanWest in July 2006. Including this distribution, CanWest will have received a total of A$102.7 in distributions from its Australian operations in fiscal 2006.

     - In March CanWest MediaWorks New Zealand declared an interim dividend of NZ$0.045 per share, which was paid on May 15. CanWest's share of this dividend amounted to $5 million (NZ$7.1 million).

     - In May the Company entered into an agreement for the sale of its stake in TV3 Ireland subject to certain regulatory and other approvals. CanWest expects to receive proceeds of approximately E138 million (C$198 million) on closing of the transaction. Proceeds will be used to reduce debt and to strengthening CanWest's financial position.

     - Eye Corp achieved an international breakthrough in May, winning a ten-year contract to manage the advertising concessions at all four airport terminals of the British Manchester Airports Group Plc (MAG), commencing June 1, 2006. MAG's airports in four UK cities serve approximately 30 million passengers annually. This UK breakthrough follows similar Eye Corp successes gaining valuable concessions for Changi Airport in Singapore and the New South Wales Roads and Traffic Authority in Australia.

     - The re-branding and re-launch on June 1, of Global's analog specialty channel Prime to TVtropolis, with a rejuvenated schedule of hit programs of more recent vintage, should resonate well with viewers and contribute to accelerated growth of the specialty channel going forward.

OUTLOOK:

Financial results for the balance of the fiscal year will depend upon the strength of the advertising markets in each of our geographic locations. Early indications in the fourth quarter appear to support our expectation that we will see a return to revenue growth in our Publishing and Interactive Group.

Timing of an expected recovery in the Australian television advertising market is another important factor. Competition for ratings among the three Australian commercial networks is extremely fierce and the advertising market remains volatile in the short term. At the end of the quarter TEN was the only network to post audience gains in all major demographics, particularly in its core 16-39 year demographic, and this should position TEN to capitalize when market conditions improve.

CanWest's New Zealand operations continue to generate strong television and radio ratings and are well positioned for a softening of the economic environment. The less favourable currency translation terms will, however, affect year-over-year comparisons.

We do not expect any material change to Global's financial outlook in the fourth quarter, however, a number of initiatives at Global should contribute to improved financial performance in 2007.

FORWARD LOOKING STATEMENTS:

This news release contains certain comments or forward-looking statements about the objectives, strategies, financial conditions, results of operations and businesses of CanWest. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets in which we operate, and upon various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled "Risk Factors" contained in our Annual Information Form for the year ended August 31, 2005 dated November 28, 2005 filed by CanWest Global Communications Corp. with the Canadian securities commissions (available on the Fund's website at www.canwestglobal.com and on SEDAR at www.sedar.com ) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in our Management's Discussion and Analysis for the three months and nine months ended May 31, 2006 dated July 6, 2006. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

The Company's financial statements are available on the Company's website: www.canwestglobal.com.

CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and NYSE (trading symbol: CWG), is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Ireland, Singapore, Malaysia, Turkey and the United Kingdom.

For further information contact:

Geoffrey Elliot                         John Maguire
Vice President, Corporate Affairs       Chief Financial Officer
Tel: (204) 956-2025                     Tel: (204) 956-2025
Fax: (204) 947-9841                     Fax: (204) 947-9841
jmaguire@canwest.com                    gelliot@canwest.com

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CANWEST GLOBAL COMMUNICATIONS CORP.
BUSINESS SEGMENT INFORMATION
(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS)

                                            FOR THE THREE MONTHS    FOR THE NINE MONTHS
                                                ENDED MAY 31,          ENDED MAY 31,
                                            --------------------   ---------------------
                                                2006      2005        2006        2005
                                              -------   -------    ---------   ---------
REVENUE
PUBLICATIONS AND INTERACTIVE - CANADA         322,850   323,383      965,244     938,609
                                              -------   -------    ---------   ---------
TELEVISION
Canada                                        187,661   200,696      528,565     564,695
Australia - Network TEN                       148,748   194,452      499,726     595,876
New Zealand - 3 and C4                         24,716    30,948       83,454      89,803
                                              -------   -------    ---------   ---------
                                              361,125   426,096    1,111,745   1,250,374

RADIO - NEW ZEALAND                            18,704    23,054       64,581      71,229

RADIO - TURKEY                                  2,246        --        2,246          --

OUTDOOR - AUSTRALIA                            26,219    26,803       81,358      80,625
                                              -------   -------    ---------   ---------
CONSOLIDATED REVENUE                          731,144   799,336    2,225,174   2,340,837
                                              =======   =======    =========   =========
SEGMENT OPERATING PROFIT
PUBLICATIONS AND INTERACTIVE - CANADA          66,417    75,144      195,552     216,006
                                              -------   -------    ---------   ---------
Television
Canada                                         24,070    56,849       52,521     138,012
Australia - Network TEN                        21,470    52,929      158,567     231,894
New Zealand - 3 and C4                          4,978     5,868       18,839      22,364
                                              -------   -------    ---------   ---------
                                               50,518   115,646      229,927     392,270

RADIO - NEW ZEALAND                             4,595     4,965       18,346      20,660

RADIO - TURKEY                                  1,376        --        1,376          --

OUTDOOR - AUSTRALIA                             3,493     5,327       15,658      18,024
                                              -------   -------    ---------   ---------
                                              126,399   201,082      460,859     646,960
Corporate and other                           (10,044)   (7,217)     (30,400)    (20,987)
Ravelston management contract termination          --      (188)          --        (750)
                                              -------   -------    ---------   ---------
OPERATING PROFIT (EBITDA)(1)                  116,355   193,677      430,459     625,223
                                              =======   =======    =========   =========

(1) EBITDA is defined as earnings before interest, income taxes, depreciation, amortization, interest rate and foreign currency swap losses, foreign exchange gains (losses), investment gains, losses and write-downs, loss on debt extinguishment, minority interest, interest in earnings of equity accounted affiliates, realized currency translation adjustments and earnings (loss) from discontinued operations. This supplementary earnings measure does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and may not be comparable to similar measures presented by other companies nor should it be viewed as an alternative to net earnings. The reconciliation of EBITDA to net earnings is evident on the face of the following consolidated statements of earnings.

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                       CANWEST GLOBAL COMMUNICATIONS CORP.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                                 FOR THE THREE            FOR THE NINE
                                                                  MONTHS ENDED            MONTHS ENDED
                                                              -------------------   -----------------------
                                                               MAY 31,    MAY 31,     MAY 31,      MAY 31,
                                                                2006       2005        2006         2005
                                                              --------   --------   ----------   ----------
Revenue                                                        731,144    799,336    2,225,174    2,340,837
Operating expenses                                             406,692    415,317    1,174,793    1,150,495
Selling, general and administrative expenses                   208,097    190,154      619,922      564,369
Ravelston management contract termination                           --        188           --          750
                                                              --------   --------   ----------   ----------
                                                               116,355    193,677      430,459      625,223
Amortization of intangibles                                        676      4,988       11,138       14,885
Amortization of property, plant and equipment                   24,575     23,454       72,618       68,160
Other amortization                                               3,335      1,291        6,167        3,773
                                                              --------   --------   ----------   ----------
Operating income                                                87,769    163,944      340,536      538,405
Interest expense                                               (46,111)   (58,796)    (144,950)    (192,572)
Interest income                                                    350        792        1,602        2,277
Amortization of deferred financing costs                        (1,524)    (3,093)      (4,954)      (8,414)
Interest rate and foreign currency swap losses                  (4,746)    (7,530)    (132,445)     (57,030)
Foreign exchange gains (losses)                                (12,042)      (791)     (12,467)       5,946
Investment gains, losses and write-downs                           202        285      103,259          231
Loss on debt extinguishment                                         --         --     (116,880)     (43,992)
                                                              --------   --------   ----------   ----------
                                                                23,898     94,811       33,701      244,851
Provision for (recovery of) income taxes                        (5,260)    17,654      (60,285)      52,814
                                                              --------   --------   ----------   ----------
Earnings before the following                                   29,158     77,157       93,986      192,037
Minority interest                                              (18,534)   (22,251)     (78,978)     (78,626)
Interest in earnings of equity accounted affiliates                566        504        1,393        1,551
Realized currency translation adjustments                       (1,017)       392       (2,797)        (456)
                                                              --------   --------   ----------   ----------
NET EARNINGS FROM CONTINUING OPERATIONS                         10,173     55,802       13,604      114,506
Earnings (loss) from discontinued operations                     3,071     (3,105)      10,203        1,760
                                                              --------   --------   ----------   ----------
NET EARNINGS FOR THE PERIOD                                     13,244     52,697       23,807      116,266
                                                              ========   ========   ==========   ==========
EARNINGS PER SHARE FROM CONTINUING OPERATIONS (IN DOLLARS):
   BASIC                                                      $   0.06   $   0.31   $     0.08   $     0.65
   DILUTED                                                    $   0.06   $   0.31   $     0.08   $     0.64
EARNINGS PER SHARE (IN DOLLARS):
   BASIC                                                      $   0.07   $   0.30   $     0.13   $     0.66
   DILUTED                                                    $   0.07   $   0.30   $     0.13   $     0.65